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Exhibit 99.2

                                Kesselman & Kesselman
                                Certified Public Accountants
                                Trade Tower, 25 Hamered Street
                                Tel Aviv 68125 Israel
                                P.O. Box 452 Tel Aviv 61003
                                Telephone +972-3-7954555
                                Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
 RETALIX LTD.

We have audited the consolidated balance sheets of Retalix Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 24.1% and 26.2% of total consolidated assets as of December 31, 2003 and 2002, respectively, and whose revenues constitute approximately 31.7%, 35.2% and 36.2% of total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. We did not audit the financial statements of a certain associated company, the Company's interest in which, as reflected in the balance sheet as of December 31, 2003, is $53,000 and the Company's share in excess of losses over profits of which is a net amount of $90,000 in 2003. The financial statements of the above subsidiaries and associated company were audited by other independent auditors, whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those subsidiaries and associated company, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in note 1h to the consolidated financial statements, effective January 1, 2002 the Company and its subsidiaries have adopted FASB Statement of Financial Accounting Standards No. 142 "Goodwill and other intangible Assets," in its entirety and changed the method of accounting for goodwill.

/s/  KESSELMAN & KESSELMAN

Tel-Aviv, Israel
March 31, 2004

RETALIX LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	U.S. $ in thousands
ASSETS
CURRENT ASSETS (note 11):
Cash and cash equivalents	46,093	28,410
Marketable securities (note 8c; 12c)	5,035	3,044
Accounts receivable (note 12a):
Trade	20,976	19,131
Other	1,813	1,371
Inventories (note 12b)	1,053	1,863
Deferred income taxes (note 10g)	2,402	681

Total current assets	77,372	54,500

NON-CURRENT ASSETS (note 11):
Marketable securities—bonds (note 12c)	3,519	2,568
Deferred income taxes (note 10g)	1,286	649
Long-term receivables (note 12e)	998	508
Amounts funded in respect of employee rights upon retirement (note 7)	3,733	3,132
Other	432	383

	9,968	7,240

PROPERTY, PLANT AND EQUIPMENT, net (note 3)	10,129	11,354

GOODWILL (note 4)	19,055	19,036

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 4)	4,079	6,166

	120,603	98,296

	December 31
	2003	2002
	U.S. $ in thousands
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES (note 11):
Short-term bank credit	5,677	121
Current maturities of long-term bank loans (note 5)	3,368	10,003
Accounts payable and accruals:
Trade	5,138	5,447
Employees and employee institutions	4,882	2,501
Current maturities of other liabilities (note 6)	2,439	2,237
Other	6,510	3,629
Deferred revenues	3,572	3,312

Total current liabilities	31,586	27,250

LONG-TERM LIABILITIES (note 11):
Long-term bank loans, net of current maturities (note 5)	4,700	5,789
Employee rights upon retirement (note 7)	5,405	4,471
Other liabilities, net of current maturities (note 6)	1,149	3,142

Total long-term liabilities	11,254	13,402

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)
Total liabilities	42,840	40,652

MINORITY INTERESTS	2,117	1,116

SHAREHOLDERS' EQUITY (note 9):
Share capital—ordinary shares of NIS 1.00 par value (authorized: 25,000,000 Shares; issued and outstanding: December 31, 2003—12,976,695 shares; December 31, 2002—11,993,404 shares)	3,704	3,483
Additional paid in capital	41,864	31,252
Retained earnings	30,073	21,793
Accumulated other comprehensive income	5

Total shareholders' equity	75,646	56,528

	120,603	98,296

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands (except per share data)
REVENUES (note 14a):
Product sales	58,432	47,280	34,333
Services and projects	33,625	29,173	24,953

Total revenues	92,057	76,453	59,286

COST OF REVENUES:
Cost of product sales	16,576	11,970	7,135
Cost of services and projects	12,440	10,141	8,781

Total cost of revenues	29,016	22,111	15,916

GROSS PROFIT	63,041	54,342	43,370

OPERATING INCOME (EXPENSES):
Research and development expenses—net	(18,344)	(17,036)	(14,571)
Selling and marketing expenses	(21,542)	(18,111)	(14,506)
General and administrative expenses (note 15a)	(13,345)	(12,455)	(12,017)
Other general income (expenses)—net (note 15c)	(62)	1,043	17

Total operating expenses	(53,293)	(46,559)	(41,077)

INCOME FROM OPERATIONS	9,748	7,783	2,293
FINANCIAL EXPENSES—net (note 15b)	(95)	(499)	(365)
GAIN ARISING FROM ISSUANCE OF SHARES BY A SUBSIDIARY (note 2b)	1,068		2,877
OTHER EXPENSES			501

INCOME BEFORE TAXES ON INCOME	10,721	7,284	4,304
TAXES ON INCOME (note 10)	2,639	2,103	706

INCOME AFTER TAXES ON INCOME	8,082	5,181	3,598
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	90
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES	288	524	166

NET INCOME	8,280	5,705	3,764

EARNINGS PER SHARE (note 15d):
Basic	0.67	0.48	0.33

Diluted	0.63	0.46	0.31

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE—in thousands (note 15d):
Basic	12,323	11,902	11,472

Diluted	13,083	12,395	12,153

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital Ordinary shares
					Accumulated other comprehensive income
	Number of shares in thousands	Amount	Additional paid-in capital	Retained earnings		Total
	U.S. $ in thousands
BALANCE AT JANUARY 1, 2001	11,313	3,331	26,174	12,324		41,829
CHANGES DURING 2001:
Net income				3,764		3,764
Issuance of share capital in respect of acquisition of a subsidiary	153	36	*1,907			1,943
Issuance of share capital to employees resulting from exercise of options	255	60	*1,145			1,205
Surplus arising from issuance of options			9			9
Deferred compensation related to employee stock option plan			29			29

BALANCE AT DECEMBER 31, 2001	11,721	3,427	29,264	16,088		48,779
CHANGES DURING 2002:
Net income				5,705		5,705
Issuance of share capital in respect of acquisition of minority interest in a subsidiary	5	1	*65			66
Issuance of share capital to employees resulting from exercise of options	267	55	*1,923			1,978

BALANCE AT DECEMBER 31, 2002	11,993	3,483	31,252	21,793		56,528
CHANGES DURING 2003:
Net income				8,280		8,280
Differences from translation of non dollar currency financial statements of an associated company					5	5

Comprehensive income						8,285

Surplus arising from issuance of options granted to non-employee			368			368
Gain on issuance of share capital of a newly formed associated company to a third party			69			69
Issuance of share capital in respect of acquisition of minority interest in a subsidiary	13	3	*135			138
Issuance of share capital to employees resulting from exercise of options	971	218	*8,939			9,157
Tax benefits relating to employees and other option grants			1,101			1,101

BALANCE AT DECEMBER 31, 2003	12,977	3,704	41,864	30,073	5	75,646

* Net of share issuance expenses.

The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	8,280	5,705	3,764
Adjustments required to reconcile net income to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(288)	(524)	(166)
Depreciation and amortization, net	2,323	2,710	5,036
Gain arising from issuance of shares by a subsidiary	(1,068)		(2,877)
Share in losses of an associated company	90
Capital gain from sale of dealership activity		(1,079)
Write-off of a loan to associated company			501
Tax benefits relating to employee and other option grants	1,101
Compensation expenses resulting from shares and options granted to employees and non employees	307	47	56
Changes in accrued liability for employee rights upon retirement	934	586	195
Losses (gains) on amounts funded in respect of employee rights upon retirement	(311)	121	(127)
Deferred income taxes—net	(2,358)	(760)	232
Net decrease (increase) in marketable securities	(536)	429	2,108
Amortization of premium (discount) on debt securities	(42)	69
Other	149	(60)	(31)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (in 2003 including the non-current portion)	(2,540)	(2,558)	1,268
Other	(387)	2,246	(2,298)
Increase (decrease) in accounts payable and accruals:
Trade	(309)	2,625	158
Employees, employee institutions and other	5,323	1,901	(2,983)
Decrease (increase) in inventories	810	(41)	374
Increase (decrease) in deferred revenues	260	(1,367)	838

Net cash provided by operating activities	11,738	10,050	5,604

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in long-term deposit			(97)
Proceeds from disposal of an investment in long-term bank deposit		200	67
Short-term deposits—net	(5)	16,390	(13,062)
Investment in marketable securities held to maturity	(2,364)	(4,326)
Acquisition of subsidiaries consolidated for the first time (a)			21
Purchase of property, equipment and other assets	(1,008)	(1,729)	(2,234)
Proceeds from sale of property and equipment (in 2002 including proceeds from sale of dealership activity)	150	1,264	317
Amounts funded in respect of employee rights upon retirement, net of amounts withdrawn	(290)	(666)	(464)
Long-term loans granted to employees	(27)	(158)	(102)
Collection of long-term loans to employees	297	99	12

Net cash provided by (used in) investing activities	(3,247)	11,074	(15,542)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received	2,278	2,922	5,102
Proceeds from issuance of shares of a subsidiary to a third party	2,458	37	3,500
Repayment of long-term bank loans	(10,257)	(6,006)	(4,384)
Issuance of share capital to employees	9,157	1,978	1,205
Short-term bank credit—net	5,556	(845)	(831)

Net cash provided by (used in) financing activities	9,192	(1,914)	4,592

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,683	19,210	(5,346)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	28,410	9,200	14,546

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	46,093	28,410	9,200

The accompanying notes are an integral part of these consolidated financial statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
(a) Acquisition of subsidiaries consolidated for the first time:
Assets and liabilities of the subsidiaries at the date of acquisition:
Working capital (excluding cash and cash equivalents)			4,790
Fixed assets—net			(735)
Other assets			(617)
Amounts funded in respect of employee rights upon retirement			(89)
Accrued liability for employee rights upon retirement			97
Long-term loan			108
Minority interests in subsidiary			1,331
Goodwill and other intangible assets arising on acquisition			(6,557)
Issuance of the Company's share capital			1,393

			21

(b) Supplemental disclosure of cash flow information—
cash paid during the year for:
Interest	1,123	724	860

Income tax	1,328	1,226	1,305

(c) Supplemental information on investing activities not involving cash flows:

  1)
  In the years ended December 31, 2003 and 2002, the Company acquired shares from minority shareholders of a subsidiary in consideration for the issuance of share capital of the Company in the total amount of approximately $138,000 and $66,000, respectively. See note 2d.

  2)
  In the year ended December 31, 2003, the Company recorded $79,000 as capital surplus resulting from issuance of share capital of a newly formed associated company to a third party. See note 2b.

  3)
  In the year ended December 31, 2001, the Company acquired shares of a subsidiary and a loan from its shareholders in consideration for the issuance of share capital of the Company in the total amount of approximately $1,943,000. See note 2e.

  The accompanying notes are an integral part of these consolidated financial statements.

RETALIX LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

  a.
  General:

  1)
  Nature of operations:

  a)
  Retalix Ltd. (the "Company"), an Israeli corporation whose shares are listed on the Nasdaq National Market (under the symbol "RTLX") and on the Tel-Aviv Stock Exchange ("TASE"), separately and together with its subsidiaries and an associated company (the "Group"), develops, manufactures and markets integrated enterprise-wide, open software solutions for the retail food and fuel industries, including supermarkets, convenience stores and fuel stations.

  b)
  As to the Group's geographical segments and principal customers, see note 14.

  c)
  Subsidiary—over which the Company has control and over 50% of the ownership—see Exhibit.

  d)
  Associated company—an investee company (which is not a subsidiary), over which financial and operational policy the Company exerts material influence—see Exhibit.

  2)
  Accounting principles and use of estimates in the preparation of financial statements

      The financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America ("U.S. GAAP").

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

    3)
    Functional currency

      The currency of the primary economic environment in which the operations of the Group and each member of the Group (except for the associated company) are conducted is the U.S. dollar ("dollar" or "$"). Most of the Group's revenues are in dollars or in Israeli currency linked to the dollar (see note 14a). The Group's financing is mostly in dollars. Thus, the functional currency of the Group is the dollar.

      Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (stated below) reflected in the statements of income, the following exchange rates are used: (i) for transactions—exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization, changes in inventories, etc.)—historical exchange rates. Currency transaction gains or losses are carried to financial income or expenses, as appropriate.

      The functional currency of the associated company is its local currency ("New Israeli Shekel" or "NIS"). The financial statements of this company are included in the financial statements of the Company by the equity method, based on translation into dollars in accordance with Statement of Financial Accounting Standards ("FAS") 52, "Foreign

      Currency Translation" of the Financial Accounting Standards Board of the United States ("FASB"). The resulting translation adjustments are presented under shareholders' equity- accumulated other comprehensive income.

  b.
  Principles of consolidation:

  1)
  The consolidated financial statements include the accounts of the Company and its subsidiaries. The companies included in consolidation are listed in the Exhibit.

  2)
  Intercompany balances and transactions have been eliminated in consolidation.

  3)
  As for goodwill and other intangible assets arising on business combinations, see h. below.

  c.
  Cash equivalents

    The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  d.
  Marketable securities

    Investment in marketable bonds—which are to be held to maturity—are stated at the amortized cost with the addition of computed interest accrued to the balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium discount for debt securities are carried to financial income or expenses.

    Investment in other marketable securities that are classified as "trading securities"—are stated at market value. The changes in market value of these securities are carried to financial income or expenses.

  e.
  Investment in an associated company

    This investment is accounted for by the equity method and is included among other non-current assets.

  f.
  Inventories

    Inventories are valued at the lower of cost or market. Cost is determined as follows:

      Raw materials and supplies—on "first-in, first-out" basis.

      Products in process and finished products—on a basis of production costs, raw materials and supplies component—on "first-in, first-out" basis.

  g.
  Property, plant and equipment:

  1)
  These assets are stated at cost; assets of subsidiaries are included at their fair value at date of acquisition of the subsidiaries.

  2)
  The assets are depreciated by the straight-line method, on the basis of their estimated useful life.

        Annual rates of depreciation are as follows:

%
Computers and peripheral equipment	33
Vehicles	15
Office furniture and equipment	6-10
Building	4

        Leasehold improvements are amortized by the straight line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

  h.
  Goodwill and other intangible assets

    Other intangible assets are amortized over a period of five to seven years. As for software development costs see l. below.

    Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Group adopted FAS No. 142, "Goodwill and other Intangible Assets" and FAS No. 141, "Business Combinations" in their entirety as of January 1, 2002 except in respect to an acquisition completed by the Group in September 2001 to which the Group applied the provisions of FAS 141 and FAS 142 as of the acquisition date. Goodwill, which was previously amortized on a straight-line basis over periods of four to seven years, is no longer being amortized to earnings, but instead is subject to periodic testing for impairment.

  i.
  Impairment of assets:

  1)
  As to the Company's test for impairment of goodwill, see note 4.

  2)
  The Group has adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective January 1, 2002. FAS 144 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

  j.
  Income taxes:

  1)
  Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided when it is more likely than not that all or a portion of the deferred income tax assets will not be realized. As to the main factors in respect of which deferred income taxes have been included—see note 10g.

    2)
    Upon the distribution of dividends from the tax-exempt income of "Approved Enterprises" (see also note 10a), the amount distributed will be subject to tax at the rate that would have been applicable had the Company and some of its Israeli subsidiaries (the "companies") not been exempted from payment thereof. The companies intend to permanently reinvest the amounts of tax exempt income and they do not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

    3)
    The Group may incur an additional tax liability in the event of an intercompany dividend distribution from foreign subsidiaries; no additional deferred income taxes have been provided, since it is the Group's policy not to distribute, in the foreseeable future, dividends which would result in additional tax liability.

    4)
    Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company's policy to hold these investments, not to realize them.

  k.
  Revenue recognition

    The Group derives its revenues from the following primary sources: sales of products which include software licenses and software licenses with hardware, maintenance, other services which include customer software change requests, communication services, data analysis and supply chain information and projects.

    Sales of products (i.e.: (1) software licenses and, (2) software licenses and hardware) are recognized when delivery has occurred, persuasive evidence that an arrangement exists, the sales price is fixed or determinable, collectibility is probable and the Group has no material obligations remaining under the selling agreements. Revenues from transactions involving resellers are recognized when the products are delivered to end-users. Sales of products under long-term arrangements for the sale of a limited number of software licenses over a limited term are recognized over the arrangement term.

    Services are primarily comprised of revenues from maintenance, communication services, data analysis and supply chain information.

    Maintenance arrangements provide for technical support for the Group's software products. Data analysis and supply chain information involve data the Group provides to its customers for which the Group receives fees.

    Revenues from rendering services (such as maintenance services, communication services, data analysis and supply chain information) are recognized as services are performed or over the service period depending on the terms of the arrangements.

    Short-term projects relates mainly to specific customer software change requests that are subsequent to the delivery of the software license. The consideration for the work performed is predetermined as a fixed fee, and the revenues from these projects are recognized upon completion.

    Revenues from projects that are comprised of rendering significant customization, integration and development services over a long period of time are recognized based on the "percentage of completion" method, provided that the following conditions are met: collection of the revenues is expected, revenues and costs can be estimated reasonably, and there is a reasonable likelihood that the project will be completed and that contractual obligations to customers will be met. Percentage of completion is determined by the ratio of actual labor days incurred to total labor days estimated to be incurred over the duration of the contract.

    The project computed percentage of completion (weighing the appropriate components) is applied to the total estimated project revenues and total project costs to determine the amount of revenues and costs to be recognized, on a cumulative basis.

    Changes in estimates for revenues, costs and profits are recognized in the period in which such changes are determinable using the cumulative catch-up method of accounting.

    Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are identified in the amount of the estimated loss on the entire contract. As of December 31, 2003, no such estimated losses were identified.

    The Group recognizes revenues related to the delivered products and services only if: (1) the revenue recognition criteria are met, as above; (2) any undelivered products or services are not essential to the functionality of the delivered products or services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining products or services; (4) the Group has an enforceable claim to receive the amount due in the event it does not deliver the undelivered products or services; and (5) there is evidence of the fair value for each of the undelivered products or services.

    With respect to multiple element arrangements, the Group generally uses the "residual method" to recognize revenues when evidence of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements (the service elements, such as customer software change requests and maintenance) based on vendor-specific objective evidence ("VSOE") is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements (i.e., software license).

    The Group determines VSOE of the fair value of the service elements revenues based upon its recent pricing for those services when sold separately. VSOE of the fair value of maintenance services may also be determined based on a substantive maintenance renewal clause, if any, within a customer contract.

    Whenever the Group's payment terms in a certain transaction exceed the Group's normal and customary payment terms, revenue is recognized when payments come due.

    The Group does not grant a right of return on products sold to customers and resellers.

    Deferred revenue primarily relates to software maintenance agreements billed to customers for which the services have not yet been provided and advances from customers for services that have not yet been provided.

  l.
  Research and development:

  1)
  Research and development expenses are charged to income as incurred. Participations received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

    2)
    Upon the establishment of technological feasibility of the relevant product, software development costs are capitalized in accordance with the provisions of FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Amortization of capitalized software development costs begins when the product is available for sale to customers.

  m.
  Issuance of shares by a subsidiary and an investee company

    Capital gains arising from the issuance of shares by investee companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an associated company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

  n.
  Allowance for doubtful accounts

    The allowance for doubtful accounts is determined for specific debts doubtful of collection. In determining the allowance for doubtful accounts, the Group considers, among other things, its past experience with such customers, the economic environment, the industry in which such customers operates, financial information available on such customers, etc.

  o.
  Earnings per share ("EPS")

    Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock method. The options of a subsidiary have no effect on the Company's diluted EPS since their effect on the subsidiary's EPS is anti-dilutive. As to the data used in the per share computation, see note 15d.

  p.
  Comprehensive income

    Comprehensive income, presented in shareholders' equity, includes, in addition to net income, currency translation adjustments of non-dollar currency financial statements of an associated company (accumulated balance at December 31, 2003 of $5,000).

  q.
  Stock based compensation

    The Group accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. In accordance with FAS 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the Group discloses pro-forma information on the net income and earning (loss) per share assuming the Group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. The Company accounts for equity awards issued to non-employees in accordance with the provision of FAS 123, and EITF No 96-18, "Accounting for Equity Instruments that are Issued to other than Employee for Acquiring or in Conjunction with Selling Goods or Services" and related interpretations.

    The following table illustrates the effect on net income and earnings (loss) per share assuming the Group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands, except per share data
Net income, as reported	8,280	5,705	3,764
Add—stock based employee compensation expense (income), included in reported net income	(63)	53	38
Deduct—stock based employee compensation expense determined under the fair value method for all awards	(1,911)	(5,011)	(12,385)

Pro forma net income (loss)	6,306	747	(8,583)

Earnings (loss) per share:
Basic—as reported	0.67	0.48	0.33

Basic—pro forma	0.51	0.06	(0.75)

Diluted—as reported	0.63	0.46	0.31

Diluted—pro forma	0.48	0.06	(0.75)

  r.
  Advertising expenses

    Advertising expenses are charged to selling and marketing expenses as incurred. Advertising expenses totaled $938,000, $456,000 and $430,000 in the years ended December 31, 2003, 2002, and 2001, respectively.

  s.
  Derivative financial instruments

    The Company has only limited involvement with foreign exchange derivative financial instruments (forward exchange contracts). These contracts do not qualify for hedge accounting under U.S. GAAP. Being so, changes in the fair value of derivatives are carried to the statements of income and included in "financial expenses—net."

  t.
  Sale of receivables

    The Company factors some of its trade receivables. The factoring is effected through banks, on a non-recourse basis. The transfer of a trade receivable is recorded by the Company as a sales transaction under the provisions of FAS No.140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The resulting costs are charged to "financial expenses—net," as incurred. The expenses resulting from these sales in the year ended December 31, 2003 amounted to $887,000 and were charged as financial expenses.

  u.
  Recently issued accounting pronouncements:

  1)
  FIN 46 and FIN 46 (revised)

      In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities ("VIEs") and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

      Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 ("FIN 46-R"), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the VIE and the date upon which the public company became involved with the VIE. In general, the deferral provides that (1) for VIE created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the VIE is a special purpose entity, and (2) for VIEs created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

      To date, the Company has no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have a material impact on its financial position, results of operations or cash flows. In addition, the Company expects that the adoption of the remaining provisions of FIN 46 in 2004 would not have a material effect on its consolidated results, financial position or cash flows.

    2)
    FAS 132 (revised)

      In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)"). FAS 132 (revised 2003) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

      Part of the new disclosure provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this statement, which have a later effective date, are currently being evaluated by the Company.

NOTE 2—ACQUISITIONS

  a.
  Pursuant to an agreement signed in 2001 between the Company and a minority shareholder of Net Point Ltd. ("Net Point"), the Company received additional shares of Net Point which were held by the minority shareholder in consideration for options of the Company valued at $9,000. As a result, the Company holds 95% of the issued and outstanding share capital of Net Point.

  b.
  In March 2003 the Company, through its subsidiary Store Alliance.com Ltd. ("StoreAlliance"), together with Lipman Electronic Engineering Ltd. and Dai Telecom Ltd. ("Dai") established Cell-Time Ltd. ("Cell-Time"). Cell-Time is a provider of on-line services that enables retailers and cellular communication providers in Israel, to sell on-line pre-paid cellular air-time at retail points of sale. Each of the three parties holds an equal share in Cell-Time.

    According to the agreement between the parties, Dai has committed to invest $1.25 million in consideration for its share in Cell-Time and the other parties have committed to grant Cell-Time rights to use certain of their technologies

    The amount to be invested by Dai will be transferred to Cell-Time according to terms specified in the agreement. As of December 31, 2003, an amount of $400,000 was transferred by Dai to Cell-Time. Since Cell-Time is a newly formed entity the gain arising from Dai's investment in Cell-Time was carried to additional paid in capital.

    The balance of the investment in Cell-Time as of December 31, 2003 (after taking into account the Group's share in its losses) is approximately $53,000.

  c.
  In April 2001, the Company signed an investment agreement with Discount Investment Corporation Ltd., establishing the principles governing the purchase of 100% of the shares of TradaNet Electronic Commerce Services Ltd. ("Tradanet"), a supplier of electronic commerce services in Israel, by StoreAlliance, in consideration for the issuance of 342,254 (11.25%) of the shares of StoreAlliance to Discount Investment Corporation Ltd. The value of the shares issued was approximately $1,331,000 ($3.89 per share). As a result of this investment the Company's share in Store Alliance decreased from 66.7% to 59.17%.

    The excess of cost of investment, in the amount of approximately $635,000 was attributed to property and equipment and identified intangible assets to be amortized over its useful life (seven years).

    On October 23, 2003, the Company and StoreAlliance, signed an agreement with Isracard Ltd. ("Isracard"). According to the agreement, StoreAlliance issued Isracard 454,590 of its shares representing 13% of its issued and outstanding share capital in consideration of $2,525,000 ($5.56 per share). Under the agreement StoreAlliance issued to Isracard warrants to purchase up to 305,973 shares representing following issuance of such shares 8% of its issued and outstanding share capital and bearing an exercise price as stipulated in the agreement. These warrants will expire after 12 months from the closing date of the agreement. The number of shares into which the warrant can be exercised is subject to the dilution of the Company's share in StoreAlliance, which cannot be diluted to less than 50.01%. In case of a limited exercise due to the above dilution restrictions, Isracard would have an additional 12 months to exercise that part of the warrant that was not exercised, under the same terms. In case the Company's share in StoreAlliance is diluted to less than 50.01% as a result of the issuance of shares to a third party, Isracard would be able to exercise the warrant in full.

    As a result of the Isracard investment, the Group's ownership in StoreAlliance decreased from 59.17% to 51.47% and the Company recorded a gain in the amount of $1,068,000 in the statement of income.

    As to the employee stock option plan of StoreAlliance, see note 9b(2).

  d.
  In April 2001, the Company converted an inter-company account of $450,000 into share capital for an additional 4.34% of the shares of PalmPoint Ltd. ("PalmPoint"). The excess cost was attributed to goodwill.

    In September 2001, the Company converted an additional amount of $350,000 of an inter-company account for an additional 2.16% of the shares of PalmPoint. As a result, the Company held 88.64% of the shares of PalmPoint. The acquisition was accounted for under the purchase method.

    According to an additional agreement signed on October 1, 2001 between the Company and a minority shareholder of PalmPoint, the Company received additional shares of PalmPoint which were held by the shareholder. As a result, the Company held 93.18% of the shares of PalmPoint.

    In 2002, the Company acquired shares from minority shareholders in PalmPoint in consideration for the issuance of share capital of the Company at a total value of approximately $66,000. As a result, the Company held 96.18% of the shares of PalmPoint.

    In February 2003, the Company acquired all the remaining minority shareholders shares in PalmPoint in consideration for the issuance of 13,339 shares of the Company at a total value of approximately $138,000 (based on the fair market value of the Company's shares). The excess of cost of investment in the amount of approximately $89,000 was attributed to goodwill.

  e.
  In September 2001, Retalix U.S.A Inc., a subsidiary of the Company acquired 100% of the shares of BASS Inc. ("BASS") for consideration consisting of the issuance of share capital of the Company at a total value of $1,393,000. As part of the acquisition, the Company assumed a Bass shareholder's loan (to BASS) in the amount of $550,000 by issuing additional shares in the same amount. The excess of cost of investment in the amount of approximately $5,484,000 was attributed to goodwill, identified intangible assets to be amortized over their estimated useful lives (three to five years) and unfavorable executory contracts to be amortized over the contracts terms.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

  a.
  Composition of property, plant and equipment, grouped by major classification is as follows:

	December 31
	2003	2002
	U.S. $ in thousands
Computers and peripheral equipment	10,747	9,143
Vehicles	448	1,227
Office furniture and equipment	3,845	3,285
Leasehold improvements	1,266	1,320
Land and building	7,096	7,096

	23,402	22,071
Less—accumulated depreciation and amortization	13,273	10,717

	10,129	11,354

  b.
  As to geographical locations, see note 14b.

  c.
  Depreciation and amortization expenses totaled $1,966,000, $2,244,000 and $2,056,000, in the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

  a.
  In connection with the Company's adoption of FAS 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets and discontinued amortization of goodwill. The Company also tested goodwill for impairment by comparing the fair values of the Company's reporting units (see below) to their carrying values as of January 1, 2002 and determined that there was no goodwill impairment at that time. Based on this review, as of December 31, 2001, the Company classified $23.3 million as goodwill $6.2 million as intangible assets and $ 6.9 million as liabilities. The Company did not identify any intangible assets having indefinite lives.

    The Company identified its various reporting units, which consist of geographical areas, and for which separately identifiable cash flow information is available. The Company uses future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of the adoption of FAS 142.

    The Company conducts the required annual impairment review at December 31 of each year.

    As to unfavorable executory contracts assumed in the purchase of certain subsidiaries, see note 6.

  b.
  Goodwill

    The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

	U.S.	Israel	Total
	U.S. $ in thousands
Balance as of January 1, 2002	15,661	3,410	19,071
Goodwill attributed to business unit sold during 2002	(35)		(35)

Balance as of December 31, 2002	15,626	3,410	19,036
Goodwill attributed to business unit acquired during 2003		89	89
Goodwill attributed to business unit of which the Company's investment in one of its subsidiaries was diluted during 2003		(70)	(70)

Balance as of December 31, 2003	15,626	3,429	19,055

  c.
  Intangible assets:

  1)
  The following table presents the components of the Company's acquired intangible assets with definite lives, which are included in other assets in the consolidated balance sheet:

		Original amount December 31		Amortized balance December 31
	Weighted average amortization period Years
		2003	2002	2003	2002
	U.S. $ in thousands
Software development costs	3.0	411	411
Software rights and web site development costs	3.0	2,139	2,078	252	377
Customer base	5.6	3,838	3,838	1,579	2,342
Maintenance agreements	6.0	2,360	2,360	1,076	1,505
Acquired technology	4.5	1,702	1,702	582	1,098
Distribution rights	7.0	960	960	555	692
Other identified intangible assets	3.0	352	352	35	152

Total	4.9	11,762	11,701	4,079	6,166

    2)
    Intangible assets amortization expenses totaled $2,148,000, $1,972,000 and $1,565,000 in 2003, 2002 and 2001, respectively. Projected annual amortization expenses are approximately $1,801,000, $1,288,000, $668,000, $278,000 and $44,000 in 2004, 2005, 2006, 2007 and 2008, respectively.

    3)
    The following table summarizes the Company's reported results along with adjusted amounts as if the Company had adopted FAS 142 and discontinued goodwill amortization, as of January 1, 2001.

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands (except per share data)
Reported income*	8,280	5,705	3,764
Add back—goodwill amortization			2,838

Adjusted net income	8,280	5,705	6,602

Earnings per share:
Basic:
Reported income	0.67	0.48	0.33

Adjusted net income	0.67	0.48	0.58

Diluted:
Reported income	0.63	0.46	0.31

Adjusted net income	0.63	0.46	0.54

      *
      The reported income for 2003 and 2001 includes gains arising from issuance of shares by a subsidiary of $1,068,000 and $2,877,000, respectively.

NOTE 5—LONG-TERM BANK LOANS

  a.
  Composed as follows:

	Interest rate as of December 31, 2003	December 31
	%	2003	2002
		U.S. $ in thousands
U.S Dollars	LIBOR* + 0.45 to 0.75	5,618	10,742
Pounds Sterling			888
Israeli currency	Prime** – 0.6 or annual of 6.9	2,284	3,991
Loan from shareholders of a subsidiary	LIBOR*	166	171

		8,068	15,792
Less—current maturities		3,368	10,003

		4,700	5,789

    *
    The $ LIBOR rate as of December 31, 2003 - 1.14%.

    **
    The Prime rate as of December 31, 2003 - 6.7%

    b.
    The loans (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2003	2002
	U.S. $ in thousands
Second year	4,534	3,368
Third year		2,250
No maturity specified	166	171

	4,700	5,789

NOTE 6—OTHER LIABILITIES

    Other liabilities consist of executory unfavorable contracts assumed in the acquisition of three of the Company's subsidiaries.

    These liabilities are to be amortized in the following years, based on the contracts terms, as follows:

December 31, 2003
U.S. $ in thousands
First year—current maturities	2,439
Second year	956
Third year	193

3,588

NOTE 7—EMPLOYEE RIGHTS UPON RETIREMENT

  a.
  Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination by the employee of employment in certain other circumstances. The severance pay liability of the Israeli companies in the Group to their employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded as above are presented among other non-current assets.

    The Israeli companies in the Group may make withdrawals from the amounts funded only for the purpose of paying severance pay.

  b.
  Most of the Company's non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on a specified percentage of pay.

  c.
  The severance expenses amounted $1,249,000, $958,000 and $758,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The defined contribution plans expenses as mentioned in b. above amounted $319,000, $172,000 and $151,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

  d.
  The profits (losses) on the amounts funded totaled $311,000, $(121,000) and $127,000 in 2003, 2002 and 2001, respectively.

  e.
  The Group expects to contribute in the year ending December 31, 2004, $1,000,000 to the insurance companies in respect of its severance pay obligation.

NOTE 8—COMMITMENTS, PLEDGES AND CONTINGENT LIABILITIES

  a.
  Commitments

  1)
  Lease agreements

      The Group has entered into operating lease agreements for the premises it uses; the last lease expires in July 2010.

      The projected rent payments under the above leases, which are mainly denominated in U.S. dollars, are as follows (at rates in effect as of December 31, 2003):

U.S. $ in thousands
Year ending December 31:
2004	1,157
2005	994
2006	914
2007	523
2008	523
Thereafter	783

4,894

      Rental expenses totaled $1,504,000, $1,237,000 and $1,059,000 in the years ended December 31, 2003, 2002 and, 2001, respectively.

    2)
    Effective April 1, 1998, the Company's Chief Executive Officer (the "CEO") and the previous Vice President in charge of planning and control (the "VPP")–both related parties and shareholders-were entitled to receive a bonus subject to the Company's attaining certain performance milestones. For the first $1,000,000 of the Company's net income, each was entitled to a bonus of $65,000 and for every subsequent $1,000,000 of net income-$5,000 less than the entitlement in respect of the previous $1,000,000, but not less than a bonus of $35,000 for every million over the seventh million of net income.

      In addition, according to the same arrangement, the CEO and the VPP are entitled each to options to be granted beginning each calendar year, equal to 1% of the Company's issued share capital per each grantee for each year. The exercise price of the options is equal to the closing market price of the shares at the day preceding the grant date. The options are blocked over three years from grant date, and become exercisable in three equal portions at the end of each year during said three-year period. As of June 30, 2001, the VPP ceased to be employed by the Company and accordingly has not been entitled to the benefits outlined above since that date.

    3)
    Royalty commitments:

      The Company and some of its subsidiaries are committed to pay the Government of Israel royalties on revenues derived from certain products, the research and development of which, is partly financed by royalty-bearing Government participations. These funding programs, are managed by the Israeli government within the jurisdiction of The Ministry of Commerce and Industry and specifically by the Office of the Chief Scientist. Under the terms of these funding programs, royalties of 2%-5% are payable on sales of products developed under such funding programs, up to 100%-150% of the amount of funding received (dollar linked and bearing annual interest at the LIBOR rate). Payment of royalties on account of development projects funded as above is conditional upon the ability to generate revenues from products developed under such projects. Accordingly, the Group is not obligated to pay any royalties on account of funded projects which fail to generate revenues.

      As of December 31, 2003, the maximum royalty amount payable by the Group on account of projects funded under the Office of the Chief Scientist is $ 3,711,000.

  b.
  Contingent liabilities

    Law suits against the Company and its subsidiaries:

    1)
    In August 2000, the Company, together with its subsidiary P.O.S. (Restaurant Solutions) Ltd. ("PRS"), filed a claim with the Tel-Aviv District Court for injunctions, accounting records and damages (evaluated, for the purpose of computing court fees, at NIS 3,000,000, or approximately $660,000) against two former employees and directors of PRS who currently own the minority interest in PRS. This claim alleges that the defendants caused the Company severe damages due to the manner of their conduct as employees and directors of PRS and by developing software that infringed on the Company's rights. In January 2003, upon motion of the defendants, the District Court transferred the case to the Labor Court. The Company has filed an appeal with the Supreme Court of Israel to reverse this decision, which is currently pending the decision of the Supreme Court.

      In April 2001, these minority shareholders of PRS filed a claim in the Tel-Aviv District Court against PRS and against the Company in the amount of approximately $500,000 in respect of sums they claim they are entitled to as shareholders of PRS. In addition, they filed a motion that the claim be recognized as a derivative claim of PRS against the Company for payment of an alleged debt in the amount of approximately $3,500,000. In March 2003, the Company filed an amended statement of defense as well as a counterclaim. In July 2002, directors of PRS appointed by these minority shareholders filed a motion in the Tel-Aviv District Court against PRS and its other directors, requesting a court order to disclose certain information that will enable them to establish the sum of a debt claimed by the Company from PRS.

      The Company's management believes that it has meritorious defenses against these claims and that the claims will not have a material effect on its consolidated financial statements. The Company's management is unable to estimate the outcome of these claims. No provision has been made in these consolidated financial statements in respect of these claims.

    2)
    In 1998, prior to the acquisition of Retail Control Systems Inc. ("R.C.S.") by the Company, a legal claim was filed against R.C.S. by a customer for an amount of approximately $1,300,000, including consequential damages and loss of revenue. The claim alleges that R.C.S. breached its contractual obligation to the claimant and fraudulently misrepresented facts concerning the product sold to the claimant.

      An additional legal claim filed against R.C.S. prior to its acquisition by the Company, by a dealer who sold one of R.C.S.'s products early in 1994, states that promised features and enhancements were never delivered. The damages claimed in this suit are in excess of $200,000.

      These claims are handled by R.C.S.'s Errors and Omissions insurers. The limit of liability of the Company's relevant Errors and Omissions insurance was $1,000,000 per claim and in aggregate. The management of R.C.S. is of the opinion that it has meritorious defenses against these claims and believes that they will not have a material effect on its financial statements. No provision has been made in these consolidated financial statements in respect of these claims.

    3)
    In December 2003, a legal claim for an amount of approximately $150,000 was filed against the Company's subsidiary Retalix U.S.A. Inc. by a local customer. The claim is for damages allegedly caused by system and network software not operating as warranted by BASS in 1998 (prior to the Company's acquisition of BASS). The Company believes that Retalix U.S.A. Inc. has meritorious defenses against this claim and is unable to estimate the outcome of the claim. No provision has been made in these consolidated financial statements in respect of this claim.

    4)
    In December 2002, a legal claim for the total amount of approximately $240,000 was filed against the Company's subsidiary PalmPoint, by a local customer. The claim alleges damages caused by services and products not duly provided by PalmPoint. In February 2003, PalmPoint filed a statement of defense that rejects the claim in its entirety.

      The management of PalmPoint is of the opinion that PalmPoint has meritorious defenses against the claims. No provision has been made in these consolidated financial statements in respect of this claim.

    5)
    In October 2003, Leumi Card Ltd. ("Leumi Card"), by letters addressed to StoreAlliance and its directors, complained that StoreAlliance breached an understanding it allegedly had with Leumi Card in regard to the execution of a transaction involving an investment by Leumi Card in StoreAlliance and further business cooperation between the parties. To date, no legal procedures have been instituted against StoreAlliance in connection with this claim. Based on the advice of the Company's legal counsel, the management of the Company is of the opinion that the Company has meritorious defenses against the claim. At this stage the Company's management and legal counsel are unable to estimate the outcome of this complaint. Furthermore, the management of the Company believes that the claim will not have a material effect on its financial statements. No provision has been made in these consolidated financial statements in respect of this claim.

      In addition, in November, 2003, Leumi Card filed a legal claim against Cell-Time, an associated company, alleging that Cell-Time has breached an understanding it had with the claimant regarding business cooperation between the parties and in addition that Cell-Time conducted negotiations in regard to the above cooperation with the claimant, in an improper manner. Furthermore, Leumi Card requested the court to enforce a draft contract exchanged between the parties as a binding agreement and to cancel an agreement pursuant to such business cooperation signed by Cell-Time with a third party. In January 2004, the parties agreed in court to continue negotiations in regard to further business cooperation and the claimant withdrew its claim without prejudice. To date, no additional proceedings have been exercised against Cell-Time in this context.

  c.
  Pledges

    Marketable securities totaling approximately $2.5 million as of December 31, 2003 are pledged to secure a bank credit.

NOTE 9—SHAREHOLDERS' EQUITY

  a
  Share capital

    As to shares issued in consideration for acquisitions of subsidiaries, see note 2.

  b.
  Option plans:

  1)
  Company's Option plans

      In January 1998, the Company's Board of Directors approved a Share Option Plan under which the Company granted certain of its employees, options to purchase up to 300,000 of the Company's ordinary shares at an exercise price of $4.21 per share. All of the options granted under this plan were exercised through December 31, 2001.

      On March 5, 1998, the Company's Board of Directors approved the Second 1998 Share Option Plan (the "Second 1998 Plan"). Under the Second 1998 Plan (as was amended from time to time) up to 5,000,000 options can be granted to employees, directors and consultants of the Company to purchase ordinary shares of the Company. Each option is exercisable into one ordinary share of the Company. The exercise price of each option under this plan is to be at least equal to the fair value of one ordinary share at grant date. Unless terminated earlier, the options granted to date under the Second 1998 Plan will expire under the terms of the option agreements beginning in 2004 through April 2008.

      At December 31, 2003, 737,271 options remained available for grant under the Second 1998 Plan.

      Compensation expense in respect of the CEO entitlement to options as from July 1, 2002, due to the CEO's change in employment status from an employee to a service provider, is determined based on the fair value of the options. Total expenses in 2003 and 2002 in respect of these options were $307,000 and $65,000 respectively. Through December 31, 2003, 1,268,816 options had been exercised under the Second 1998 Plan at exercise prices ranging between $8.25 and $16.43.

      Following is a summary of the status of the option plans:

	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		U.S. $		U.S. $		U.S. $
Options outstanding at beginning of year	3,837,329	13.36	3,963,655	13.36	2,080,478	16.04
Changes during the year:
Granted—at market value	267,499	8.87	147,112	15.43	2,138,130	9.74
Exercised	(971,415)	9.69	(273,438)	7.41	(254,953)	4.70
Forfeited	(139,500)	10.11

Options outstanding at end of year	2,993,913	14.19	3,837,329	13.86	3,963,655	13.36

Options exercisable at year-end	2,246,396	15.83	2,293,663	14.94	1,127,957	15.51

Weighted average fair value of options granted during the year		2.68*		4.54*		5.30*

    *
    The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	26.08%-52.71%	37.88%-54.71%	64.37%-69.81%
Risk free interest rate	2%-7%	2%-7%	2.5%-6%
Expected holding period (in years)	1-3	1-3	1-3.5

      The following table summarizes information about options under the Company's Second 1998 Plan outstanding at December 31, 2003:

Options outstanding
Exercise price U.S. $	Number outstanding at December 31, 2003	Number exercisable at December 31, 2003	Weighted average remaining contractual life (in years)
8.25	299,861	299,861	1.00
8.38	25,000	16,667	1.00
8.75	117,922	1,755	4.30
9.01	119,999	0	3.00
10.00	261,966	261,966	0.42
11.01	744,157	434,157	1.80
11.53	30,000	10,000	2.25
12.00	113,130	75,420	1.00
14.88	466,066	466,066	4.42
16.43	117,112	39,037	2.00
17.11	30,000	30,000	0.75
19.13	47,500	30,667	0.50
25.06	121,200	80,800	0.50
27.63	500,000	500,000	0.50

	2,993,913	2,246,396

    2)
    Stock option plan of a subsidiary

      On December 4, 2000, a subsidiary's board of directors approved an employee stock option plan (the "Subsidiary Plan"). Pursuant to the Subsidiary Plan, 270,000 ordinary shares, NIS 0.01 par value, of the subsidiary are reserved for issuance upon the exercise of 270,000 options (approximately 7.7% of the shares of the subsidiary) to be granted to certain employees of the Company and the subsidiary. In addition, within the context of an investment agreement signed on December 31, 2000, additional 90,000 options to purchase 90,000 ordinary shares NIS 0.01 par value, of the subsidiary were granted to an investor. All options granted under the Subsidiary Plan vest as follows: 33.33% after the first year, another 33.33% after the second year and another 33.33% after the third year (in cases where the optionee is an employee of the Company or its subsidiary, provided that the employee is still employed by the subsidiary or the Company at the date of vesting). In addition, the options are not exercisable prior to: (1) the consummation of an IPO of the subsidiary's securities, (2) a merger of the subsidiary or (3) seven years from the date of grant.

      The rights conferred by ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the subsidiary. Any option not exercised within 10 years of grant date will expire.

      Some of the options under the Subsidiary Plan are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Among other things, the Ordinance provides that the subsidiary will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

      During 2001, the options under the Subsidiary Plan were granted to employees at an exercise price per share of $0.01, and to one employee at an exercise price of $5.55. Through December 31, 2003, 69,834 of these options were forfeited.

      The compensation (income) expenses attributable to the Subsidiary Plan—in accordance with the provisions of APB 25—that have been charged against income in the years ended December 31, 2003, 2002 and 2001 were ($63,000), $53,000 and $38,000, respectively.

  c.
  Dividends:

  1)
  In the event that cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

  2)
  As of December 31, 2003, the distribution of $11.4 million from the retained earnings as cash dividends would subject the Company to a 25% income tax on the amount distributed. The retained earnings are otherwise exempt from the 25% income tax, due to the Company's approved enterprise status. Consequently, the amount of profits available for distribution will be reduced by the amount of the tax levied, See also note 10g(5).

NOTE 10—TAXES ON INCOME

  a.
  Tax benefits under the Law for the Encouragement of Capital Investments, 1959

    Some production facilities of the Company as well as facilities of one of its Israeli subsidiaries (the "Companies") have been granted approved enterprise status under the above law.

    The main tax benefits available to the Companies are:

    1)
    Reduced tax rates

      In respect of income derived from their approved enterprises, the Companies are entitled to reduced tax rates during a period of seven years from the year in which such enterprises first earn taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

      The Company has seven approved enterprises and one of its Israeli subsidiaries has one approved enterprise.

      Income derived from the approved enterprises is tax exempt during the first two years of the seven-year tax benefit period as above, and is subject to a reduced tax rate of 25% during the remaining five years of benefits.

      As of December 31, 2003, the periods of benefits relating to five of the approved enterprises of the Company have already expired. The periods of benefits relating to its other approved enterprises will expire in 2005 and 2009. The period of benefits relating to the approved enterprises of the Company' Israeli subsidiary has not yet commenced (it is restricted through the year 2013).

      In the event of distribution of cash dividends from income which was tax exempt as described above, the Companies would have to pay the 25% income taxes in respect of the amount distributed (the amount distributed for this purpose includes the amount of the income taxes that applies as a result of the distribution (see g(5) below and note 9c(2)).

    2)
    Accelerated depreciation

      The Companies are entitled to claim accelerated depreciation in respect of equipment used by approved enterprises during the first five tax years of the operation of these assets.

    The entitlement to the above benefits is conditional upon the Companies' fulfillment of the conditions stipulated by the above law, the regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event that the Companies fail to comply with these conditions, the benefits may be cancelled and the Companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index (the "Israeli CPI") and interest.

  b.
  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

    Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law. These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis, causes a difference between taxable income and income reflected in these financial statements.

  c.
  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

    The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim expenses in connection with issuance of its shares to the public, as well as the amortization of patents and certain other intangible property rights, as a deduction for tax purposes.

  d.
  Tax rates applicable to income from other sources

    Income of the Company and its Israeli subsidiaries, not eligible for approved enterprise benefits, is taxed at the regular corporate rate of 36%.

  e.
  Carryforward tax losses

    Carryforward tax losses of certain subsidiaries as of December 31, 2003 and 2002 aggregate approximately $5,003,000 and $4,080,000, respectively.

    Under the Inflationary Adjustments Law, carryforward tax losses are linked to the Israeli CPI.

    Carryforward tax losses in Israel may be utilized indefinitely.

  f.
  Reform of the Israeli tax system

    In 2002, an amendment to the Israeli Income Tax Ordinance (No. 132), 2002 (hereafter, the "tax reform law") was published. The tax reform law comprehensively reforms certain parts of the Israeli tax system. The tax reform law came into effect on January 1, 2003, although certain provisions therein will only be applied from later dates. The Company expects that as a result of the implementation of the tax reform law it will slightly increase its tax liability.

  g.
  Deferred income taxes:

	December 31
	2003	2002
	U.S. $ in thousands
1) Provided in respect of the following:
Provisions for employee rights	597	580
Carryforward tax losses	1,786	1,453
Doubtful accounts	632	346
Research and development	2,077
Other	123	120

	5,215	2,499

Less-valuation allowance	(1,527)	(1,169)

	3,688	1,330

    2)
    The deferred taxes are presented in the balance sheets as follows:

	December 31
	2003	2002
	U.S. $ in thousands
As a current asset	2,402	681
As a non-current asset	1,286	649

	3,688	1,330

    3)
    Realization of the deferred tax assets is conditional upon earning a sufficient amount of taxable income in the coming years. The value of the deferred tax assets, however, could decrease in future years if estimates of future taxable income are reduced.

    4)
    The deferred taxes are computed at the tax rates of 23%-43%.

    5)
    As stated in a. above, part of the income of the Company and a certain Israeli subsidiary is tax exempt due to the approved enterprise status granted to most of their production facilities. The Company has decided to permanently reinvest the amount of such tax exempt income, and not to distribute it as dividends (see note 9c). Accordingly, no deferred taxes have been provided in respect of such income in these financial statements.

      The amount of income taxes that would have been payable had such tax exempt income, earned through December 31, 2003 and 2002, been distributed as dividends is approximately $2,845,000.

  h.
  Income (loss) before taxes on income and income taxes included in the income statements:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
1) Income (loss) before taxes on income:
Israeli	8,829	(598)	(3,974)
Non-Israeli	1,892	7,882	8,278

	10,721	7,284	4,304

2) Income taxes included in the income statements:
Current:
Israeli	2,520	2,328	531
Non-Israeli	1,280	530	91

	3,800	2,858	622

In respect of previous years:
Israeli	1,436
Non-Israeli	(239)

	1,197

Deferred:
Israeli	(2,320)	(310)	78
Non-Israeli	(38)	(445)	6

	(2,358)	(755)	84

	2,639	2,103	706

    3)
    Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rate applicable to companies in Israel (36%) and the actual tax expense:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
Income before taxes on income, as reported in the income statements	10,721	7,284	4,304

Theoretical tax expense	3,860	2,622	1,549
Less—tax benefits arising from approved enterprise status	1,147	911	23

	2,713	1,711	1,526
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	249	1,268	996
Tax exempt income	(448)	(738)	(1,866)
Increase (decrease) in taxes resulting from different tax rates for non-Israeli subsidiaries	128	98	(27)
Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	594	264	285
Decrease in taxes resulting from utilization, in the reported years, of carryforward tax losses and expenses for which deferred taxes were not created in previous years	(85)	(911)	(994)
Taxes on income adjustments from previous years	(291)
Other, mainly differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net, see b. above	(221)	411	786

Taxes on income for the reported years	2,639	2,103	706

  i.
  Non-Israeli subsidiaries

    Non-Israeli subsidiaries are taxed under the laws of their countries of residence.

  j.
  Tax assessments

    The Company has received final tax assessments through the year ended December 31, 2001.

    Tamar Industries M.R Electronics 1985 Ltd. received a final assessment through the year ended December 31, 1997. Kochav Orion Advertising and Information Ltd., Orlan Orion Systems Ltd. and PRS received final assessments through the year ended December 31, 1999. The other Israeli subsidiaries have not been assessed since incorporation.

    In regard to the Company's U.S. subsidiaries, the Internal Revenue Service's statute of limitations is normally three years from the due date of the return, including extended due dates. The statute of limitations has expired for the 1999 Federal income tax returns of these subsidiaries.

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES

	December 31, 2003
	Israeli currency
	Linked to the Israeli CPI	Unlinked	Other non-dollar currencies
	U.S. $ in thousands
Assets	470	12,714	7,535

Liabilities	3,290	8,231	2,692

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION

	December 31
	2003	2002
	U.S. $ in thousands
a. Accounts receivable:
1) Trade:
Open accounts	23,754	20,498
Less—allowance for doubtful accounts	2,778	1,367

	20,976	19,131

2) Other:
Israeli Government departments and agencies	167	97
Employees	224	250
Prepaid expenses	957	906
Sundry	465	118

	1,813	1,371

b. Inventories:
Raw materials and supplies	229	226
Products in process		152
Finished products	824	1,485

	1,053	1,863

  c.
  Marketable securities:

  1)
  At December 31, 2003, the amortized cost basis, aggregate fair value and the gross unrealized holding gains and losses were as follows:

Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value
U.S. $ in thousands
7,570	178	(118)	7,630

      The bonds mature as follows:

U.S. $ in thousands
2004	4,051
2005	425
2006	1,541
2007 and thereafter (through 2010)	1,553

7,570

    2)
    The marketable securities are presented in the balance sheets as follows:

	December 31
	2003	2002
	U.S. $ in thousands
Among current assets:
Trading	984	448
Held to maturity bond securities	4,051	2,596

	5,035	3,044
As non-current assets	3,519	2,568

	8,554	5,612

    3)
    As to pledges on securities, see note 8c.

  d.
  Lines of credit

    The Company, through its U.S. subsidiaries, has several lines of credit totaling $5,000,000. Interest is payable monthly at the prime rate. The total amount drawn down under these lines of credit, as of December 31, 2003, amounted to $3,500,000.

  e.
  Long-term receivables:

  1)
  Long-term trade receivables are composed as follows:

December 31, 2003
U.S. $ in thousands
Long-term loans to employees	304
Long-term trade receivables	750
Less—Unamortized discount*	(56)

998

    *
    The discount is based on imputed interest of 3%-4%.

    2)
    Long-term loans to employees granted by the Company are linked to the Israeli CPI and bear interest at an annual rate of 2% to 4%. Repayment dates are up to four years from the date of grant.

      Loans granted by a U.S. subsidiary are granted and collected in dollars, bear an annual interest of 4% and are payable up to five years from the date of grant.

NOTE 13—DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

  a.
  Concentrations of credit risks—allowance for doubtful accounts

    All of the Group's cash and cash equivalents and marketable securities as of December 31, 2003 and 2002 were deposited with Israeli, U.K. and U.S. banks and with an investment management firm. Such securities represent mainly corporate bonds issued by investment grade rated corporations. The Group is of the opinion that the credit risk in respect of these balances is remote.

    Most of the Group's revenues derives from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts receivables.

    The allowance for doubtful debts is determined for specific debts doubtful of collection.

  b.
  Fair value of financial instruments

    The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term receivables, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

    The notional amount of derivatives at December 31, 2003 is approximately $2.7 million.

    As to the fair value of derivatives, see c. below. As to the fair value of marketable securities, see note 12c.

  c.
  Derivative financial instruments

    The Company has only limited involvement with derivative financial instruments. The Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions do not qualify for hedge accounting under FAS 133.

    During 2003, the Company entered into a foreign currency forward contract for conversion of pounds sterling into a notional amount in dollars of approximately $2.5 million. This contract was rolled over three times during 2003 and is still outstanding as of December 31, 2003.

    The fair value of the open contract as of December 31, 2003 is $90,000 and reflects the estimated amounts that the Group would pay to terminate the contract at the reporting date, which was charged to financial expenses.

NOTE 14—SEGMENT INFORMATION

  a.
  The Company conducts business globally and is managed geographically. The Company and its subsidiaries reportable segments are strategic business units, which are distinguished by the geographical areas in which they generate revenues, based on the location of customers.

    The Company evaluates performance based on the revenues presented for each geographical segment. Segment assets information is not given, since the Company does not evaluate performance based on such assets. Based on the foregoing criteria, the Company has the following reportable segments: Israel, U.S.A. and International.

    Geographic segments:

    Summarized financial information by geographic segment for 2003, 2002 and 2001 is as follows:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
Revenues:
U.S.A.	62,621	48,833	37,005
Israel	11,559	9,656	10,660
International*	17,877	17,964	11,621

Total revenue	92,057	76,453	59,286

* The international segment includes revenues from customers in Europe	13,681	15,368	9,069

  b.
  Enterprise-wide disclosure

    The composition of the Group's property, plant and equipment according to the physical location of the assets is as follows:

	Depreciated balance at December 31
	2003	2002
	U.S. $ in thousands
Israel	7,691	8,521
U.S.	2,411	2,814
U.K.	27	19

	10,129	11,354

    As for goodwill and other assets, see note 4.

  c.
  Revenues from customer exceeding 10% of total revenues

    In the years ending December 31, 2003 and 2002, no customer generated revenues in excess of 10% of the Group's total revenues. In 2001, one customer generated revenues in excess of 10% of the Group's total revenues.

NOTE 15—SELECTED INCOME STATEMENT DATA

  a.
  General and administrative expenses—allowance for doubtful accounts:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
The changes in allowance for doubtful accounts are composed as follows:
Balance at beginning of year	1,367	449	387
Increase during the year	1,822	1,858	622
Bad debt written off	(411)	(940)	(560)

Balance at end of year	2,778	1,367	449

  b.
  Financial income (expenses)—net:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
Realized gain on marketable securities—net	18	150	60
Non-dollar currency gains (losses)—net	374	(264)	(665)
Interest and bank commissions—net	(487)	(385)	240

	(95)	(499)	(365)

  c.
  Other general income (expenses)—net:

	Year ended December 31
	2003	2002	2001
	U.S. $ in thousands
Gain (loss) on sale of property and equipment	(62)	(36)	17
Gain on sale of dealership activity		1,079

	(62)	1,043	17

  d.
  Earnings per share:

    Following are data relating to the weighted average number of shares–basic and diluted–used in the computation of EPS:

	2003	2002	2001
	Number of shares in thousands
Weighted average number of shares issued and outstanding-used in computation of basic earning per share	12,323	11,902	11,472
Add incremental shares from assumed exercise of options	760	493	681

Weighted average number of shares used in computation of diluted earnings per share	13,083	12,395	12,153

NOTE 16—SUBSEQUENT EVENTS

  a.
  In January 2004, the Company acquired 100% of the shares of OMI International, Inc. ("OMI") from an unrelated party in consideration of $19.1 million, comprised of $13,700,000 in cash, including estimated direct costs, and 226,040 of the Company's ordinary shares valued at approximately $5,410,000, subject to adjustments as stipulated in the agreement. The excess of cost of investment in the amount of approximately $18.8 million was attributed to goodwill and identified intangible assets to be amortized over their estimated useful lives. OMI is a Texas corporation that provides supply chain management solutions and services.

  b.
  In January 2004, the Company's subsidiary, Store Alliance, acquired 100% of the shares of DemandX Ltd. ("DemandX") in consideration of $150,000 plus the net annual income of DemandX for the year ended December 31, 2003, as stipulated in the agreement. DemandX is an Israeli corporation that provides supply chain management data analysis services to suppliers and institutions.

  c.
  In February 2004, the Company's subsidiary in the U.K. acquired the supply chain management distribution activities of OMI International Ltd. These activities were acquired in consideration of approximately $275,000 in cash and in addition 28,188 ordinary shares of the Company.

Independent Auditors' Report

To the Board of Directors of
 Retalix USA, Inc. and Subsidiary
Warrendale, Pennsylvania

We have audited the accompanying consolidated balance sheet of Retalix USA, Inc. and Subsidiary (a Texas corporation) as of December 31, 2001, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Bass, Inc., a wholly-owned subsidiary, which statements reflect total assets of approximately $3,519,000 as of December 31, 2001, and total revenues of approximately $3,454,000 for the four-month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Bass, Inc., is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Retalix USA, Inc. and Subsidiary as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  NATION SMITH HERMES DIAMOND

San Diego, California
February 5, 2002

Independent Auditors' Report

To the Stockholder
 Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheets of Retalix Holdings, Inc. and Subsidiaries ("the Company") (see Note 1 to the consolidated financial statements) as of December 31, 2002, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of StoreNext Retail Solutions, LLC, a majority-owned subsidiary, which statements reflect total assets of approximately $5,468,000 as of December 31, 2002, and total revenues of approximately $10,144,000 for the six-month period then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StoreNext Retail Solutions, LLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  NATION SMITH HERMES DIAMOND

February 1, 2003
San Diego, California

Independent Auditors' Report

To the Stockholder
Retalix Holdings, Inc. and Subsidiaries
Plano, Texas

We have audited the accompanying consolidated balance sheet of Retalix Holdings, Inc. and Subsidiaries ("the Company") (see Note 1 to the consolidated financial statements) as of December 31, 2003, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We did not audit the financial statements of StoreNext Retail Solutions, LLC, a majority-owned subsidiary, which statements reflect total assets of approximately $5,606,000 as of December 31, 2003, and total revenues of approximately $22,688,000 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StoreNext Retail Solutions, LLC, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Retalix Holdings, Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  NATION SMITH HERMES DIAMOND

San Diego, California
March 31, 2004

INDEPENDENT AUDITOR'S REPORT

Board of Directors
BASS, Inc.

We have audited the accompanying balance sheet of BASS, Inc. as of December 31, 2001, and the related statements of operations, retained deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BASS, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

By: /s/  FLAGEL, HUBER, FLAGEL & CO.

Certified Public Accountants

Dayton, Ohio
January 18, 2002

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
CELL-TIME LTD.

        We have audited the accompanying balance sheet of Cell-Time Ltd. ("the Company") as of December 31, 2003, and the related statement of operations, changes in shareholders' equity and cash flows for the nine months ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and cash flows for the nine months ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel March 31, 2004	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Retail Control Systems, Inc. (dba Retalix East)

We have audited the accompanying balance sheets of Retail Control Systems, Inc. (dba Retalix East) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retail Control Systems, Inc. (dba Retalix East) as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

By: /s/  GROSSMAN YANAK & FORD LLP

Certified Public Accountants

Pittsburgh, Pennsylvania
January 16, 2002

Exhibit

Retalix Ltd.

Details of Subsidiaries and Associated Company

As of December 31, 2003

Retalix Holdings Inc.–a U.S. Corporation, wholly controlled and owned. Established in 2002.

Retalix U.S.A., Inc. formerly Store Point Inc.–a U.S. Corporation, wholly controlled and owned, Established in 1996.

Retail Control Systems Inc. (R.C.S.)–a U.S. Corporation, wholly controlled and owned Acquired in September 2000.

BASS Inc.–a U.S. Corporation, wholly-controlled and owned by Retalix U.S.A. Acquired in September 2001.

StoreNext Retail Technology LLC–50.01% controlled and owned. Established in 2002.

Net Point Ltd.–95% controlled and owned (from June 2000 through October 2001 - 75.85%).

P.O.S. (Restaurant Solutions) Ltd. ("PRS")–69% controlled and owned (established in 1996).

PalmPoint Ltd.–100% controlled and owned (from April 2002 through February 2003 - 96.18%, from March 2001 through September 2001 - 86.48%, from September 2001 through November 2001 - 88.64% and from November 2001 through April 2002 - 93.18%).

Tamar Industries M.R Electronics 1985 Ltd.–100% controlled and owned Acquired in 1999.

StoreAlliance.Com Ltd. ("StoreAlliance")–51.5% controlled and owned (from April 2001 through November 2003 - 59.17%, from January 1, 2001 through April 2001 - 66.7%).

Kochav Orion Advertising and Information Ltd.–wholly controlled and owned. Acquired in September 2000.

Orlan Orion Systems Ltd.–wholly controlled and owned. Acquired in September 2000.

StoreNext Ltd.–wholly controlled and owned by StoreAlliance Established in November 2001.

TradaNet Electronic Commerce Services Ltd. ("Tradanet Ltd.")–wholly-controlled and owned by StoreAlliance. Acquired in April 2001.

IREX Israel Retail Exchange Ltd.–wholly controlled and owned by StoreAlliance. Established in September 2001.

Retalix (UK) Limited–a U.K. Corporation, wholly controlled and owned. Established in May 2000 and commenced operations in September 2000.

Retalix SA PTY Ltd.–a South Africa Corporation, wholly controlled and owned. Established in March 2001 and commenced operations in April 2001.

Retalix Australia PTY Ltd–an Australian corporation, wholly controlled and owned. Established in July 2001 and commenced operations in April 2003.

Cell-Time Ltd.–an Israeli corporation, 33% controlled and owned by StoreAlliance. Established in March 2003, and commenced operations in April 2003.

QuickLinks

REPORT OF INDEPENDENT AUDITORS
RETALIX LTD. CONSOLIDATED BALANCE SHEETS
RETALIX LTD. CONSOLIDATED STATEMENTS OF INCOME
RETALIX LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS
RETALIX LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report
Independent Auditors' Report
Independent Auditors' Report
INDEPENDENT AUDITOR'S REPORT
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' REPORT
Retalix Ltd. Details of Subsidiaries and Associated Company As of December 31, 2003